News Release

Alexco Environmental Services Group Awarded Contract For
Sludge Management At Underground Mine in Colorado

June 25, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce the award to Alexco Resource U.S. Corp. (a wholly owned subsidiary of Alexco) of a mine-water solids transfer and treatment contract at the Platoro underground gold mine located at 10,000 feet elevation in the San Juan mountains of southern Colorado. The value of the contract is estimated at more than $CAD1.1 million.

Alexco technology has been utilized to pre-treat water within the underground mine pool at the Platoro Mine since September 2000, and the treatment results have been very impressive, resulting in overall reduction of dissolved concentrations of arsenic and zinc of more than 90% using Alexco’s patented technology for in-place immobilization of heavy metals. The treatment has been implemented on a once-yearly basis with about two days of implementation time required. The reduction of heavy metal concentrations has enabled significant reduction in the volume of treatment residue subsequently generated in the lime-based water treatment plant, which is operated to provide hydraulic control on the mine pool water levels.

Based on the success of Alexco’s technology in the underground mine pool, the present contract was awarded to treat and transfer the mine-water treatment residues that have been generated from the water treatment plant since 1985, when water treatment operations began, and to place these solids back into the underground mine workings. The slurry re-injection of the water treatment solids back into the mine pool will be beneficial to the continued pre-treatment of the mine pool, significantly reducing the required land footprint of the solid storage ponds, and is expected to reduce the overall closure liability. Another benefit to the local community will be the beneficial re-use of a byproduct of the potato processing industry as a part of Alexco’s treatment process.

Alexco’s technology converts the chemical form of the solids from metal hydroxides to metal sulfides, after treatment and placement into the mine pool. Metal sulfide formation when managed appropriately as described in Alexco’s patents can result in soluble metal concentrations which are orders-of-magnitude lower than metal hydroxides over a wide range of pH conditions. Alexco is confident that the technology of mine pool treatment and sludge re-use that is now demonstrated effective at Platoro will also be effective if adopted globally at numerous other mine sites with ongoing lime-based water treatment systems. “The industry and regulatory recognition resulting from the use of our patented remediation technologies at Platoro is an important step forward for strategic development of the Company’s environmental services business. We see significant potential in this technology application throughout the mining industry,” says Clynt Nauman, President and CEO of Alexco.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 1150
Vancouver, BC V6C 1S4

Alexco’s technologies for pit lake, groundwater and underground mine pool treatment are covered under US Patents 5,632,715, 5,710,361, 6,196,765, 6,350,380, 6,435,769 and 7,011,756, and other international patents pending or issued all of which are owned by Alexco.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Joseph Harrington, Vice President – Technology and Strategic Development, Alexco Resource U.S. Corp, by telephone at 720-883-6700 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the statements.